Filed pursuant to Rule 433
Registration No. 333-157468
March 4, 2009

Date:	March 3, 2009

Re:	Great Basin Gold Ltd. Treasury Offering of Units C$130 million

FINAL TERMS

Issuer:	Great Basin Gold Ltd. (“Great Basin Gold” or the “Company”)

Issue:	Treasury offering of 100,000,000 Units

Units:

Each Unit will consist of one common share (the “Common Shares”) and one half of a common share purchase warrant (the “Warrants”).  Each full Warrant entitles the holder to purchase one common share of the Company at a price of C$1.60 at any time until October 15, 2010.

Issue Price:	C$1.30 per Unit

Issue Amount:	C$130,000,000

Over-Allotment Option:

The Company has granted the Underwriters an option, exercisable for a period of 30 days following the closing of this offering, to purchase additional Common Shares at a price of $1.25 per Common Share, in an aggregate amount of up to 15% of the aggregate number of Common Shares sold pursuant to this offering and/or additional Warrants at a price of $0.10 per Warrant, in an aggregate amount of up to 15% of the aggregate number of Warrants sold pursuant to this offering.

Use of Proceeds:	The net proceeds will be used to fund the development of the Burnstone project in furtherance of achieving commercial production and general corporate purposes.

Form of Offering:

Marketed public offering by way of a short form prospectus in all provinces and territories of Canada, in the United States pursuant to a registration statement filed on Form F-10 under the Multi-Jurisdictional Disclosure System and internationally as permitted.

Listing:

Application will be made to list the Common Shares on The Toronto Stock Exchange (the “TSX”) and on the NYSE Alternext Exchange (the “NAE”) and the Johannesburg Stock Exchange (the “JSE”).  The existing common shares of the Company trade under the symbol “GBG” on the TSX, NAE and the JSE. An application will be made to list the Warrants on the TSX.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs and DPSPs.

Selling Concession:	$0.039 per Unit

Closing:	March 13, 2009

BMO Capital Markets

RBC Capital Markets

PI Financial Corp

Raymond James Ltd.

By:	BMO Capital Markets
Manny Dhillon

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets collect at 1-212-885-5349.